Exhibit 99.2

1 Stratasys Q4 and FY2021 Results Speakers Dr. Yoav Zeif , CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR February 23, 2022

2 Stratasys Conference call and webcast details US Toll - Free dial - in 1 - 877 - 407 - 0619 International dial - in +1 - 412 - 902 - 1012 Live webcast and replay https://themediaframe.com/mediaframe/webcast.html? webcastid=UEHU5sS7

3 Stratasys Forward - looking statements The statements in this slide presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2022, are forward - looking statements reflecting management's current expectations and beliefs. These forward - looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward - looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the duration and degree of severity of, and strength of recovery from, the global COVID - 19 pandemic; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the extent of our success at successfully integrating into our existing business, or making additional, acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets that we have recently acquired or may acquire in the future; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20 - F for the year ended December 31, 2021 (the “2021 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2021 Annual Report and the Reports of Foreign Private Issuer on Form 6 - K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2022, which will be furnished to the SEC over the course of 2022, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward - looking statements made, in this slide presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law. Cautionary Statement Regarding Forward - Looking Statements

4 Stratasys Use of non – GAAP financial information The non - GAAP data included herein, which excludes certain items as described below, are non - GAAP financial measures. Our management believes that these non - GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations ( i ) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization - related charges or gains, legal provisions, and (ii) excluding non - cash items such as stock - based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long - lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non - GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non - recurring impact on the statement of operations, as assessed by management. These non - GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non - GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non - GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non - GAAP basis is provided in a table later in this slide presentation. Use of non - GAAP financial measures

5 Stratasys Dr. Yoav Zeif CEO Welcome Q4: 17% revenue growth driven by highest Systems sales since Q4 2018 Successfully advancing “First Choice in Polymer Printing” strategy with complete solutions across the product lifecycle Manufacturing share of revenues grew from over 25% in 2020 to 29% in 2021 Our software and materials partner ecosystem is growing Our balance sheet is strong – over $500 million in cash and equivalents

6 Stratasys 2021 Highlights Completed 3 acquisitions: Origin (end of 2020), RPS, Xaar 3D Expanded software capabilities – including licensing for open materials Long - term technology investment arm deploying capital in technologies such as material jetting, post processing, continuous carbon fiber

7

2021 Highlights

New 3D printers from 5 industry-leading technologies

P3 Technology



- Origin One
- Origin One Dental

SAF Technology



- H350

FDM Technology


stratasys

- F770

PolyJet Technology



- J5 MediJet
- J5 DentaJet
- J35 Pro
- J55 Prime

Stereolithography Technology



- NEO line

Stratasys

8 Stratasys GrabCAD Additive Manufacturing Platform 2021 Highlights Open and enterprise - ready for world’s leading manufacturers Enables us to continually add value to customers’ 3D printing investments GrabCAD Print for production extended to H Series with license fee

9 Stratasys Growing Partner Ecosystem 2021 Highlights New carbon fiber material catalyzing F370 sales New Partnerships Materials Ecosystem Open materials for FDM systems

10 Stratasys Customer Success 2021 Highlights Origin One helps lower costs and shorten mold fabrication time for footwear manufacturing ECCO Coach - built supercars with hundreds of 3D - printed parts using all 5 Stratasys technologies Radford Motors

11

stratasys sustainability

3D Printing a Better Tomorrow

First AM GRI sustainability report to be published in Q2

Business, Market & Thought Leadership | Circular Economy | Innovation

Our sustainability leadership position

Strategic focus on the shift to Mindful Manufacturing

Where traditional processes, parts and supply chains are redesigned with great thought and a clear intention to secure manufacturing, utilizing 3D printing, to maximize sustainability while also supporting business growth.

Our commitment to responsible production

We will deliver industry-specific innovation that ensures a positive impact on the environment so future generations can thrive.

Our ESG strategic building blocks

Environment	Social	Governance
Environmental management	Value chain	Reporting and monitoring
Climate change	Marketing and promotions	Business ethics
Circular economy	Work environment	Regulatory compliance
Cradle to cradle design for environment (reduce/recycle/reuse)	Human rights	Risk management
Design for additive manufacturing	Social impact (CSR)	

Stratasys

12 Stratasys Eitan Zamir Q4 Financial Results Highest quarterly revenue total in 3 years Highest quarterly systems revenue in 3 years Positive cash from operating activities for the sixth consecutive quarter CFO Results demonstrate continued strength in growth strategy execution

13 Stratasys Financial Results – Q4 2021 Note: $ in millions unless noted otherwise. All numbers and percentages rounded GAAP Non - GAAP Q4 - 20 Q4 - 21 Change Y/Y Q4 - 20 Q - 21 Change Y/Y Total Revenue 1 42.4 0  .3% 142.2 1  . 0  .3 % Gross Profit 66.0  . 0 7 . 0 70.5 81.3 1 0 . 8 • % Margin 46.4% 4  .7% - 2 . 7% 49.5% 48.7% - 0 . 8% Operating Income (Loss) (2.5) (16.2) (13 . 7) 8.3 1.7 (6.6) • % Margin - 1.8% - 9.7% - 7 . 9% 5.9% 1.0% - 4.9% Net Income (Loss) attributed to SSYS Ltd. 11.0 (4.8) (15.8) 7.0 0.5 (6.5) • % Margin 7.7% - 11.4% - 19.1% 4.9% 0.3% - 4.6% Diluted EPS 0.2 (0.07) (0.27) 0.13 0.01 - 0.12 Diluted Shares 55.3 6 5 . 2 1 7.9% 55.3 66.8 20.8% Q 4  2021 GAAP Non - GAAP FY - 20 FY - 21 Change Y/Y FY - 20 FY - 21 Change Y/Y Total Revenue 520.8 607 2 16.6% 520.8 607.2 16.6% Gross Profit 219.4  . 1 40 . 7 248.0 290.5 42 . 5 • % Margin 42.1% 4  .8% 0 . 7% 47.6% 47.8% 0 . 2% Operating Income (Loss) (456.0) (79.2) 376 . 8 (9.1) (1.7) 7.4 • % Margin - 87.6% - 13.0% 74 . 6% - 1.8% - 0.3% 1.5% Net Income (Loss) attributed to SSYS Ltd. (443.7) (62.0) 381.7 (13.9) (4.3) 9.6 • % Margin - 85.2% - 10.2% - 75.0% - 2.7% - 0.7% 2.0% Diluted EPS (8.08) (0.98) 7. 1 (0.25) (0.07) 0.18 Diluted Shares 54.9 6 3 . 5 15.7% 54.9 64.5 15.7% FY  2021

14 Stratasys Revenue – Q4 2021 Note: $ in millions unless noted otherwise. All numbers and percentages rounded Quarterly Trend Revenue Growth – Q4’21 99.2 90.3 100.3 108.9 118.0 43.2 43.9 46.7 50.1 49.0 142.4 134.2 147.0 159.0 167.0 Q4' 20 Q1' 21 Q2' 21 Q3' 21 Q4' 21 Product Service Revenue Y/Y Vs. Q4 2019 Product  . 0% 8 . 3 % System 25 . 9% 15.4% Consumables 12.3% 1.5% Service 13.3% - 4.3% Customer Support 7.0% 3 . 5% 17.3% YoY revenue growth led by 25.9% systems growth Systems, consumables and customer support revenues above 2019 levels

15 Stratasys Gross Margins – Q4 2021 All percentages rounded 46.4% 41.4% 43.0% 42.9% 43.7% 55.0% 48.1% 50.4% 49.7% 49.6% 26.6% 27.8% 27.2% 28.2% 29.6% Q4 '20 Q1 '21 Q2 '21 Q3 '21 Q4 '21 49.5% 46.7% 47.5% 48.2% 48.7% 58.7% 55.4% 56.4% 57.0% 56.2% 28.5% 28.7% 28.6% 29.2% 30.6% Q4 '20 Q1 '21 Q2 '21 Q3 '21 Q4 '21 Service Gross Margin Product Gross Margin Total Gross Margin Non - GAAP Non - GAAP margins improved sequentially throughout the year – challenged by materials inflation, logistics GAAP +2% Q1 - Q4

16 Stratasys Operating Expenses – Q4 2021 Note: $ in millions unless noted otherwise. All numbers and percentages rounded Non - GAAP operating expenses GAAP operating expenses 68.5 89.2 Q4'20 Q4'21 62.2 79.6 Q4'20 Q4'21 Strategic investment in growth drivers

17 Stratasys Operating, Net and EBITDA Earnings – Q4 2021 Note: $ in millions unless noted otherwise. All numbers and percentages rounded (2.5) (16.2) Q4'20 Q4'21 8.3 1.7 Q4'20 Q4'21 11.0 (4.8) Q4'20 Q4'21 7.0 0.5 Q4'20 Q4'21 Operating income and net income reflect planned investment in growth drivers Non - GAAP operating (loss) income GAAP operating loss Non - GAAP net (loss) income GAAP net loss

18 Stratasys Balance Sheet and Cash Flow – Q4 2021 Note: $ in millions unless noted otherwise. All numbers and percentages rounded Balance sheet items Cash flow from operating activities Q4 - 20 Q3 - 21 Q4 - 21 Cash and Cash Equivalents and Short - term deposits 299.1 519.9    Accounts Receivable 106.1 121.8   Inventories 131.7 119.9     Net Working Capital 428.3 624.8    23.7 4.4 27.8 35.8 Q4' 20 Q4' 21 2020 2021 Strong balance sheet at $502.2M cash and equivalents Six consecutive quarters generating positive operating cash flow

19

2022 Outlook – Growing Top and Bottom Lines

Revenue – Double-Digit Growth

- 2022 - $680M-$695M
  - Sequential quarterly growth cadence
- Q1 growth percentage of high teens vs Q1 2021

Gross Margins Improving Through the Year

- 2022 - Flat to slightly higher than 2021
  - H2 stronger than H1
- Q1 relatively flat vs. Q1 2021
- Targeting over 50% long-term as logistics and inflation issues pass and we execute growth plan

OpEx – Improving as % of Revenue

- $20M-$25M OpEx expansion in growth drivers

Operating Margins Improvement

- Non-GAAP slightly above 2%
  - Small operating losses in H1 and profitability in H2
- Targeting double-digit margins long-term

Earnings Improvement

- GAAP net loss of $74M-$67M, or ($1.11)-($1.00) per diluted share
- Non-GAAP net income of $10M-$13M or $0.14-$0.19 per diluted share
- Adjusted EBITDA of $38M-$41M

Capital Expenditures

- $20M-$25M



Stratasys

20 Stratasys Dr. Yoav Zeif CEO Summary We have vastly improved our offerings while strengthening our financials Customers are signing long - term, multimillion - dollar deals that illustrate the shift from prototyping to true manufacturing Focused on ramping sales of future growth engines like Origin One and H350 that can more than double our addressable market Best - in - Class offerings, top GTM, strong balance sheet and relentless focus on execution position us for sustained growth and stakeholder returns

21 Stratasys Thank You Q&A

22

Appendix

Results of operations Stratasys LTD

	Three months ended December 31, 2021			Three months ended December 31, 2020		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$73,043	8,255	$81,298	$66,019	$4,520	$70,539
Operating income (Loss) (1,2)	(16,161)	17,822	1,661	(2,529)	10,861	8,332
Net income (Loss) attributable to Stratasys Ltd (1,2,3)	(4,836)	5,355	519	11,029	(4,001)	7,028
Net income (Loss) per diluted share attributable to Stratasys Ltd (4)	($0.07)	$0.08	$0.01	$0.20	($0.07)	$0.13
1) Acquired intangible assets amortization expense		6,024			3,411	
Non-cash stock-based compensation expense		866			347	
Restructuring and other related costs		1,185			762	
Impairment charges		180			-	
		8,255			**4,520**	
2) Acquired intangible assets amortization expense		2,280			2,290	
Non-cash stock-based compensation expense		6,971			3,962	
Restructuring and other related costs		373			449	
Revaluation of investments		(1,859)			-	
Contingent consideration		20			-	
Legal and other expenses (income)		1,823			(360)	
		9,568			**6,341**	
		17,822			**10,861**	
3) Corresponding tax effect		1,906			(15,009)	
Equity method related amortization, divestments and impairments		27			483	
Adjustment attributable to non-controlling interest		-			(336)	
Gain from obtaining control		(14,400)			-	
		$5,355			**($4,001)**	
4) Weighted average number or ordinary shares outstanding – Diluted	65,196		66,820	55,318		55,318

Stratasys